

12010357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 28 2012 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale	MN	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-702-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

City Place I 185 Asylum St 32nd Fl	Hartford	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Woodbury Financial Services, Inc.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

(SEC I.D. No. 8-13846)

Financial Statements as of and for the Year Ended December 31, 2011, Supplemental Schedules as of December 31, 2011, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further swear that, to the best of my knowledge and belief, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this day of 2/23/, 2012.



Notary Public


VICKI L. KOLASA
Notary Public-Minnesota
My Commission Expires Jan 31, 2015



Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.
Oakdale, MN

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

Member of
Deloitte Touche Tohmatsu

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS	
CASH	$ 58,668,915
CASH AND SECURITIES SEGREGATED	250,000
RECEIVABLES:	
Affiliated companies	7,735,748
Unaffiliated companies	6,230,655
Total receivables	13,966,403
INVESTMENT IN TRADING EQUITY SECURITIES — At fair value	26,763,775
DEFERRED TAX ASSETS — Net — due from affiliate	69,196,336
GOODWILL	9,698,545
INTANGIBLE ASSETS (Net of accumulated depreciation of $614,682)	244,663
OTHER ASSETS — Net	9,500,826
TOTAL ASSETS	$ 188,289,463
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable:	
Customers	$ 217,115
Affiliated companies	3,567,509
Total accounts payable	3,784,624
Accrued expenses	5,758,888
Accrued commissions	14,447,072
Agent deferred compensation and commissions	26,180,447
Income tax payable — due to affiliate	3,303,282
Other liabilities	3,449,362
Total liabilities	56,923,675
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — authorized, 50,000	25,000
Additional paid-in capital	398,736,617
Accumulated deficit	(267,395,829)
Total stockholder's equity	131,365,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 188,289,463

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES — Product revenue:	
Sales commissions and dealer concessions	$ 154,740,052
Trail commissions	60,670,128
Advisory fees	27,569,640
Marketing allowances	10,725,103
Total product revenue	253,704,923
OTHER LOSSES:	
Investment income	275,103
Net loss on investments (realized and unrealized)	(2,222,132)
Total other losses	(1,947,029)
EXPENSES:	
Representative commissions	209,808,670
Employee compensation and benefits	19,885,917
Shared services	11,681,101
Facilities and equipment	3,130,160
Travel, promotion, and awards	1,786,908
Other general and administrative	5,465,138
Total operating expenses	251,757,894
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	(18,378)
NET LOSS	$ (18,378)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (18,378)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net loss on investments (realized and unrealized)	2,222,132
Amortization expense	99,631
Increase in deferred tax asset due from affiliate	(857,301)
Contributions for stock-based compensation	168,945
Changes in operating assets and liabilities:	
Decrease in affiliated company receivables	99,364
Decrease in unaffiliated company receivables	1,286,793
Decrease in income tax receivable from affiliate	2,466,586
Decrease in other assets — net	207,951
Increase in customer payables	210,975
Increase in affiliated company payables	184,669
Decrease in accrued expenses	(320,516)
Decrease in accrued commissions	(484,903)
Increase in agent deferred compensation and commissions	941,544
Increase in income tax payable to affiliate	3,303,282
Increase in other liabilities	1,613,500
Net cash provided by operating activities	11,124,274
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of trading equity securities	(19,322,090)
Proceeds from sale of trading equity securities	17,287,099
Net cash used in investing activities	(2,034,991)
NET INCREASE IN CASH	9,089,283
CASH — Beginning of year	49,579,632
CASH — End of year	$ 58,668,915
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes received from affiliate	$ 5,184,218
Income taxes paid to affiliate	$ (381,000)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2010	$ 25,000	$ 398,567,672	$ (267,377,451)	$ 131,215,221
Contributions for stock-based compensation		168,945		168,945
Net loss			(18,378)	(18,378)
BALANCE — December 31, 2011	$ 25,000	$ 398,736,617	$ (267,395,829)	$ 131,365,788

See notes to financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. (WFS or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Adviser Act of 1940, which distributes, principally, shares of affiliated and unaffiliated mutual funds, variable life, variable annuity products, general securities, fixed life insurance products, and investment advice. The Company is a wholly owned direct subsidiary of Hartford Life and Annuity Insurance Company (HLAIC or "Parent"). HLAIC is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company's financial statements include the valuation allowance on deferred tax assets, the determination of which is made at the consolidated level for all entities included in the consolidated income tax return, and the valuation of goodwill.

Sales Commission and Dealer Concessions and Representative Commissions — Sales commission and dealer concessions and the related representative commissions expense on customer purchases of mutual fund shares, annuities, life insurance products, and other securities are recorded on a trade-date basis.

Trail Commissions — Commission revenue and expense for trail commissions earned on assets under management are recognized in the period in which they are earned and are accrued for on a monthly basis.

Marketing Allowances — Marketing allowances are recognized in the period in which they are earned and are accrued for on a monthly basis.

Advisory Fees — Advisory fees are collected from vendors on a quarterly basis. Receipts from vendors that pay in advance are deferred and recognized monthly as they are earned. Receipts from vendors that pay in arrears are accrued for on a monthly basis.

Operating Expenses — Employee compensation and benefits expense, travel, promotion and awards expense, facilities and equipment expense, shared services expense, and other general and administrative

expense are recorded when incurred relating to services provided in facilitating the operations of the Company, including those provided by affiliated companies.

Cash — Cash represents cash on deposit in commercial bank checking accounts.

Investments in Equity Securities — Equity security investments with a cost of $26,278,567 relate to the investments in the Company's commission and compensation plans (further discussed in Note 6) and are carried at market value. The market value of investments in equity securities is determined based on the quoted value of these funds in established markets. Changes in the market value of equity securities are recorded in the statement of operations.

Financing Receivables — Financing receivables are recorded in other assets on the statement of financial condition and primarily represent outstanding receivables from the Company's independent registered representatives. Interest earned on the receivables is recorded using accrual based accounting. The Company evaluates the collectability of the outstanding receivables frequently and records a reserve when it becomes probable that an outstanding amount will not be fully recoverable. The receivable values consist of the unpaid principal balance and accrued interest, net of allowance for credit loss. Details on the value of the receivables and credit loss reserves are discussed in Note 7.

Troubled-Debt Restructurings — The Company monitors troubled debt restructurings, which originate primarily in financing receivables. The Company has analyzed the Financing Receivables that may be considered troubled debt restructurings and has determined the value is not material to the financial statements.

Agent Deferred Compensation and Commission Plans — The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation and commission plans (see Note 6) when the related service has been provided by the independent representative.

Goodwill — Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired in 2007. At December 31, 2011, goodwill was recorded at $9,698,545. Goodwill is not amortized, but the Company performs impairment tests annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company completed its annual goodwill assessment as of October 31, 2011, which resulted in no write-downs of goodwill in 2011.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

New Accounting Pronouncements:

On April 5, 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*, which clarifies when a loan modification or restructuring is considered a troubled debt restructuring (TDR). The FASB believed that such additional clarification was needed because of the complexity of this evaluation, coupled with the increasing number of loan modifications, notably for residential mortgages but also for commercial real estate loans during the past year. For nonpublic entities, the ASU is effective for annual periods ending on or after December 15, 2012, including interim periods within those annual periods. Early adoption is permitted; however, nonpublic entities that elect early adoption should apply the guidance retrospectively to modifications occurring at or after the beginning of the annual period of adoption. As discussed in Note 1, the Company has adopted this guidance for the year ended December 31, 2011, for all modifications occurring during 2011, and has concluded that the effects of this new guidance are not material to the financial statements.

On May 12, 2011, the FASB issued ASU 2011-04, *Fair Value Measurement Amendments*, to conform (1) the definition of fair value and (2) common requirements for measurement and disclosure of fair value under generally accepted accounting principles and International Financial Reporting Standards (IFRS). While the ASU largely retains the fair value measurement principles under Accounting Standards Codification (ASC) 820, it expands current disclosure requirements and changes how fair value measurement guidance is applied in certain circumstances. The expanded disclosures for nonpublic entities include additional requirements for disclosures related to fair value measurements categorized as Level 3 in the fair value hierarchy, transfers into and out of Level 3 categorization, and the fair values of nonfinancial assets and liabilities. ASU 2011-04 will be effective for the Company beginning in 2012. The Company does not believe that the adoption of this guidance will have a significant impact on the financial statements.

On September 15, 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for the Company beginning in 2012. The Company does not believe that the adoption of this guidance will have a significant impact on the financial statements.

In December 2011, the FASB issued new guidance regarding balance sheet offsetting disclosures (ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities)*, effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The guidance should be applied retrospectively for all comparative periods presented. The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The objective of ASU 2011-11 is to facilitate comparison between those entities that prepare their financial statements on the basis of generally accepted accounting principles and those entities that prepare their financial statements on the basis of IFRS. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value of equity securities in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations, or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however, the Company had no transfers between levels for the year ended December 31, 2011. As of December 31, 2011, the assets and liabilities by type of inputs applicable to the fair value measurements are as follows:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Trading equity securities	$ 26,763,775	$ -	$ -	$ 26,763,775
Total	$ 26,763,775	$ -	$ -	$ 26,763,775

All other assets and liabilities which qualify as financial instruments under generally accepted accounting principles are carried at contractual amounts approximating fair value.

4. INTANGIBLE ASSETS

The following table shows the Company's acquired intangible assets that are subject to amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	Remaining Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization
Other acquired intangibles	3.8 years	$ 859,345	$ 614,682

Amortization expense for the year ended December 31, 2011, was $99,631. Estimated future amortization expense for the succeeding five years is as follows:

Years Ending December 31	
2012	$ 90,316
2013	82,830
2014	33,309
2015	19,774
2016	15,890

5. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Insurance Annuity Company provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $2,490,000 in 2011 and are included in marketing allowances on the statement of operations. Revenues from the sales of all affiliated products totaled approximately $56,102,000 in 2011 and are included in sales commissions and dealers concessions, trail commissions, and marketing allowances on the statement of operations.

The Company has an expense and cost allocation agreement with its Parent. The Company reimburses HLAIC for operating expenses incurred by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLAIC approximately $45,735,000 for costs incurred in 2011 which are reported in employee compensation and benefits, travel, promotion and awards, facilities and equipment, and other general and administrative on the statement of operations. Included in the reimbursement to HLAIC, the Company was allocated costs of approximately $11,681,000, which relate to shared services, such as human resources, building services, legal, and compliance expenses. This arrangement is in accordance with SEC reporting manual guidance for related-party matters and components of larger entities, however, it may not be indicative of the costs that would have been incurred on a standalone basis.

As of December 31, 2011, the Company had receivables due from the following entities:

Union Security Insurance Company (USIC)	$ 138,417
Hartford Investment Financial Services, LLC (HIFSCO)	469,771
Hartford Life Insurance Company	58,057
Hartford Life and Annuity (IHLAIC)	7,069,503
Total	$ 7,735,748

As of December 31, 2011, the Company had payables due to the following entities:

Hartford Life and Accident (HLAIC)	$ 3,559,760
Hartford Mutual Fund Co.	7,749
Total	$ 3,567,509

In addition, $3,303,282 related to current income taxes is due to The Hartford and $69,196,336 is due from The Hartford related to a deferred tax asset at December 31, 2011 (see Note 10).

6. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. The plans provide pension benefits based on years of service and compensation during employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation.

The costs allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $5,018,058 during 2011 and are included in employee compensation and benefits on the statement of operations. This allocation is included in the reimbursement to HLAIC described in Note 5.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of equity security investment options chosen by the

eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value change occurs. At December 31, 2011, the Company had $12,631,114, recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2011, was $13,664,295, and are recorded within investment in equity securities on the statement of financial condition; investment income recorded in 2011 related to these assets was $137,642; and unrealized and realized losses were $1,315,617 during 2011, which have been recorded within investment income and net loss on investments, respectively, on the statement of operations. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed $2,015,721 to the Plan, recognized $2,791,409 in expense related to vesting of participant accounts, which has been recorded within representative commissions on the statement of operations.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Commission Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur. At December 31, 2011, the Company had $13,549,333, recorded as agent deferred commission liability related to the Deferred Commission Plan. The fair value of the assets held by the Company at December 31, 2011, was $13,099,480, and are recorded within Investment in equity securities on the statement of financial condition; investment income related to these assets was $126,099 in 2011, and unrealized and realized losses were $1,094,258 during 2011, which have been recorded within investment income and net loss on investments, respectively, on the statement of operations. The difference between the liability and asset results from timing of the deferred contribution into the equity security investment options as the deferral for the current month is invested in the following month. The participants contributed $3,259,178 to the deferred commission plan, and the Company had a decrease in expense of $1,036,750 related to market value declines during 2011, which is recorded within representative commissions on the statement of operations.

7. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise through the execution of an unsecured promissory note ("loans") between the Company and the independent registered representative(s). The Company intends to hold the loans through maturity. The Company's outstanding financing receivables are monitored on a monthly basis to identify potential credit loss and impairment. The receivables are considered to be impaired when based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the contractual terms of the promissory note.

Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan and of the Company's loan portfolio, event of default of the promissory note, status of the representative's selling contract with the Company, any regulatory or legal action related to the representative and compensating balances with the Company. These criteria are also

used in determining the reserve for loan loss methodology. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For specific promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount, less any compensating balances, and the expected cash flow. An additional loan loss reserve is established for estimated probable credit losses on certain homogenous groups of promissory notes. Changes in the loan loss reserve are recorded in allowance for doubtful accounts. The unpaid principal balance and accrued interest are recorded net of allowance for doubtful accounts in other assets.

Interest income on impaired loans is accrued to the extent it is deemed collectable and the loans continue to perform under the original or restructured terms. Receipts on impaired loans are applied towards accrued interest, unpaid principal balance and collection costs, if applicable, before applying to nonaccrued interest. Interest income ceases to accrue for loans when the receipt of cash flows is not considered probable or if a loan is more than 90 days past due. Loans may resume accrual of interest status when it is probable cash will be received in the foreseeable future. Nonaccrued interest income on defaulted loans is recognized when received.

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

The Company's outstanding financing receivables to independent registered representatives as of December 31, 2011, are as follows:

	Outstanding Balance (1)	Loan Loss Reserve	Carrying Value
Loans to representatives	$ 7,477,203	$ 185,842	$ 7,291,361
Total financing receivables	$ 7,477,203	$ 185,842	$ 7,291,361

(1) Outstanding loan balance includes principal and interest accrued.

Financing receivables impaired as of December 31, 2011, were as follows:

	Outstanding Balance [1]	Loan Loss Reserve	Carrying Value
Impaired loans in nonaccrual status	$ 83,791	$ 66,547	$ 17,244
Impaired loans accruing interest	865,126	114,606	750,520
Total financing receivables	$ 948,917	$ 181,153	$ 767,764

The unpaid principal balance on the impaired loans was $835,090 at December 31, 2011. The average carrying value of the investment in impaired loans during the year end December 31, 2011, was $644,207. Interest income recognized during 2011 on loans that were deemed impaired was $20,791. The amount of interest income recognized in 2011 using the cash basis method of accounting during the time the loans were impaired is $0.

Changes in the allowance for loan losses for the year ended December 31, 2011, were as follows:

Balance as of January 1	$ 570,291
Additions	96,504
Deductions	(480,953)
Total reserve	$ 185,842

As of December 31, 2011, the Company has a cumulative allowance for loan losses provision of $185,842 as follows:

	Carrying Value	**Loan Loss Reserve**
Specific reserves methodology	$ 767,764	$ 181,153
General reserves methodology	6,523,597	4,689
Total	$ 7,291,361	$ 185,842

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2011.

8. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company calculates net capital under the alternative method identified by Rule 15c3-1, which requires the Company to maintain net capital at the greater of $250,000 or 2% of aggregated debits.

At December 31, 2011, the Company's net capital of $28,261,177 was $28,011,177 in excess of the required net capital.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

9. RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2011, the Company had a balance of $250,000 in the special reserve account, which is cash on deposit at a commercial bank, for the exclusive benefit of customers and had a requirement to have a balance of $221,639.

10. FEDERAL INCOME TAXES

Income tax provision for the year ended December 31, 2011, consists of the following:

Federal:	
Current benefit	$ 966,651
Deferred provision	(948,273)
Income tax provision	$ 18,378

The Company's net deferred tax asset recorded on the statement of financial condition consists of a deferred tax asset of $71,323,106 and a deferred tax liability of $2,126,770. The significant components of the Company's net deferred tax asset as of December 31, 2011, result from differences between the tax basis and book basis of items such as goodwill, deferred compensation and commissions, investments and the existence of alternative minimum tax credit carryforwards.

The Company has recorded a deferred tax asset valuation allowance that is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized. The deferred tax asset valuation allowance was $0 as of December 31, 2011. In assessing the need for a valuation allowance, management considered future taxable temporary difference reversals, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years, as well as other tax planning strategies. These tax planning strategies include holding a portion of debt securities with market value losses until recovery, selling appreciated securities to offset capital losses, business considerations, such as asset-liability matching, and the sales of certain corporate assets. Management views such tax planning strategies as prudent and feasible and would implement them, if necessary, to realize the deferred tax asset. Based on the availability of additional tax planning strategies identified in the second quarter of 2011, the Company released $5,550, or 100% of the valuation allowance associated with investment realized capital losses. Future economic conditions and debt market volatility, including increases in interest rates, can adversely impact the Company's tax planning strategies and in particular the Company's ability to utilize tax benefits related to previously recognized realized capital losses. The Hartford's management and the Company believe that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

The Company had a current income tax payable of $3,303,282 as of December 31, 2011.

The Company is included in The Hartford's consolidated Federal income tax return. The Hartford or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The 2007-2009 Internal Revenue Service (IRS) examination commenced during 2010 and is expected to conclude in 2012. The Hartford's management and the Company believe that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

11. CONTINGENT LIABILITIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is

more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, many of the matters referred to above purport to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel and complex legal theories and damages models. The alleged damages typically are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. Most are in the earliest stages of litigation, with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages. In many, the Company has not yet answered the complaint or asserted its defenses, and fact discovery is still in progress or has not yet begun. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing the eventual resolution of these matters.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2011, and through February 27, 2012, which is the date the financial statements were available to be issued. The Company has not evaluated subsequent events after that date for presentation in these financial statements. There are no subsequent events requiring disclosure in or adjustment to the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

TOTAL STOCKHOLDER'S EQUITY	$131,365,788
OTHER DEDUCTIONS	720,000
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Receivable from affiliates	7,735,748
Deferred tax asset	69,196,336
Receivable from unaffiliated companies	5,422,693
Goodwill	9,698,545
Intangible assets	244,663
Other assets	10,084,154
Total deductions and/or charges	102,382,139
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	28,263,649
HAIRCUTS ON SECURITIES	2,472
NET CAPITAL	28,261,177
MINIMUM CAPITAL REQUIRED (The greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 28,011,177

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X-17A-5 as of December 31, 2011, as filed on February 22, 2012.

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

CREDITS — Free credit balances and other credit balances in customers' security accounts	$ 221,639
DEBITS	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 221,639
TOTAL CASH OR QUALIFIED SECURITIES HELD IN A "SPECIAL RESERVE BANK ACCOUNT" FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	$ 250,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X-17A-5 as of December 31, 2011, as filed on February 22, 2012.

WOODBURY FINANCIAL SERVICES, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

1 Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	
A. Market value	$ -
B. Number of items	N/A
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	
A. Market value	$ -
B. Number of items	N/A

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X-17A-5 as of December 31, 2011, as filed on February 22, 2012.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 27, 2012

Woodbury Financial Services, Inc.
7755 3rd Street North
Oakdale MN

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2011 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP


Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc
7755 3rd Street North
Oakdale, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Woodbury Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following differences:
   a) The net loss from principal transactions in securities trading accounts of $76,114 was included on both lines 2b.2 and 2b.7, resulting in an overstatement of the general assessment of $190;
   b) Revenues from two of the Company's product lines totaling $4,058 were incorrectly not included on line 2c.1 resulting in an understatement of the general assessment of $10.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2012

Member of
Deloitte Touche Tohmatsu